Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

April 29, 2020
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549-8626
Re:	Allianz Life Insurance Company of North America
Post-Effective Amendment No. 3 submitted January 8, 2020, File No. 333-230901 (Index Advantage Income)
Post-Effective Amendment No. 6 submitted January 22, 2020, File No. 333-215103 (Index Advantage NF)
Post-Effective Amendment No. 1 submitted January 23, 2020, File No. 333-230898 (Index Advantage)

Allianz Life Insurance Company of New York
Post-Effective Amendment No. 1 submitted January 14, 2020, File No. 333-230916 (Index Advantage New York)
Mr. Cowan:
We received comments from you on April 28, 2020, with respect to Registrant’s Post-Effective Amendments as referenced above, which were filed for the purpose of adding disclosure related to upcoming product changes and which were replaced, for the purpose of adding additional purchase payment shares, with subsequent S-1 filings submitted on April 9, 2020.
As requested by your office, we are submitting filings pursuant to form type AW, requesting withdrawal of the above referenced amendments filed in January of 2020, pursuant to Rule 477.
Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address or email listed above.

Sincerely,
Allianz Life Insurance Company of North America
Allianz Life Insurance Company of New York

By:	/s/ Stewart D. Gregg
         Stewart D. Gregg
         Senior Securities Counsel
cc:	Samantha Rawleigh